Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 17, 2007 at 9:00 am

AMER SPORTS - PUBLISHING OF THIRD-QUARTER 2007 FINANCIAL RESULTS

Amer Sports Corporation will publish its third-quarter 2007 financial results on Wednesday, October 24 at 1:00 pm Finnish time (GMT +3).

A combined press conference, conference call and live webcast of the Q3/2007 interim report will be held on October 24 at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial the number below 5-10 minutes before the scheduled start time.

The conference call numbers are:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from the rest of the world)

The press conference can be viewed live on the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the press conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on October 24.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com




07027551

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.